Medix Resources, Inc.

ACCESS TO BETTER HEALTHCARE

Annual Report 2002

healthRAMP

CarePoint™

To Our Shareholders

The past 12 months have been a time of major restructuring at Medix Resources. Our Company has gone from concept to implementation, floundering to thriving, stagnant to innovative. The excitement in our offices is palpable and my goal for this letter is to share the reasons why, so you can understand why we believe Medix's future is indeed bright.

2002 was a year of change for Medix. When I became your CEO on September 24, 2002, little could I imagine the journey before me. I joined a company that had technology being built in a vacuum, with almost no customer interaction. The distribution and marketing plan was based on a direct sales effort which was far, far beyond the means of a company as small as Medix Resources. In an industry where pharmaceutical companies spend billions of dollars to cultivate direct relationships with physicians, Medix's intent on replicating this strategy, without even a fraction of the resources, was flawed.

Paring down the company's operations, by closing offices and terminating employees, was a necessary part of the process. In seeking to determine a strong path forward, I was convinced we needed dramatic change, nearly an entirely new company. In meeting with all of the employees at the time, I was able to find a core of employees around whom we could begin to move forward. While we would need to add many people over the coming months, and indeed have already added many, the first priority was to establish our bearings and plot a course for the near-term.

We explored many alternatives during the past 12 months. While we announced letters of intent for a number of acquisitions, and closed a few, we actually looked at far more than those announced. This process, and increasing our understanding of the needs of our potential customers in other ways, served to educate us and challenge our beliefs. By immersing ourselves in many different potential acquisitions and partnerships, we have gained a clarity of our business we did not previously have. This is not to say that we are on a certain, unwavering course. Change is a quality successful companies embrace. However, the lack of focus and direction that existed was brought into sharp focus through this process of exploration.

Some perspectives on our technologies are important. The Cymedix technology being built since early 2000 was far from a continuous process. The original development team, put in place in mid-2000, was completely overhauled in May 2001. Over the course of the next year, our technology team, led by Louis Hyman, built software targeted at delivering electronic prescribing and lab orders and results to physicians, at the point of care. In the summer of 2002, this technology was still a test product in many respects. It was not ready to be offered to physicians, and the deployment and marketing plans were inappropriate. These factors necessitated the management turnover we experienced.

Our exploratory efforts led us to ePhysician and PocketScript. LLC, both of which we considered acquiring. Having the opportunity to analyze the assets, and the potential strategic fit of ePhysician's technology, we decided to pursue this acquisition. As you know, we closed our acquisition of ePhysician in early March 2003. The following six months were spent integrating the best of ePhysician's technologies with the strongest features of our Cymedix product suite. The result is our HealthRamp CarePoint™ suite of technologies. CarePoint is the centerpiece of our physician connectivity technologies, and even now, in its earliest stage, the reviews from users are very encouraging.

The opportunities to market and distribute CarePoint are substantial, with new potential channels and relationships emerging almost daily. We are currently building our fulfillment organization, a mix of outbound sales, systems engineers and customer care personnel. Our sales and engineering personnel will work closely with physicians and their staffs, making the adoption of our technologies as pleasant and effortless as possible. We believe the single most important aspect of our success will be how we handle potential and existing customers. While we remain committed to building excellent technologies, our primary mission is customer satisfaction.

By delivering technology and ongoing support in a manner that improves the professional lives of physicians and their staffs, we expect to excel as a company. The size of the potential markets for our technologies is truly astounding. Additionally, the opportunity to expand the use of our technologies beyond the physician's office, and eventually, potentially even beyond healthcare, are tangible. Practice management systems are an area we anticipate will undergo substantial change in the coming years. Legacy systems and the challenges of upgrading them, with their attendant costs to the physician, create an opportunity for us to develop a fully ASP-based practice management system. We have begun this effort and consider it an appropriate investment in Medix's future.

Claims processing is another area into which we could logically expand. As our physician user base grows, we become the likely provider to service many aspects of the physician's business. The claims business has a number of large, entrenched players and commodity-like pricing; however, many claims are still processed on paper by fax machine or mail. As technology becomes more ubiquitous in the physician's office, we believe the claims business will naturally migrate online, and capture a far greater proportion of claims than those processed electronically today. At the same time, we believe, as a point-of-care vendor, we will be extremely well-positioned to take advantage of this migration. As we establish trusted relationships with physicians, the opportunity to service their claims processing should be on our horizon.

Frontline Physician's Exchange is a terrific addition to our portfolio of services. Our acquisition of Frontline will be closed in the next thirty days or so. Frontline's telephone answering services, currently handling after-hours calls to physician's offices, are particularly attractive to us for a number of reasons. First, our ability to grow Frontline's existing client base is substantial, since our distribution and marketing reach is national. We believe many physicians are dissatisfied with their existing telephone answering services and we expect that the opportunities to market Frontline's extraordinary execution to physicians are very large. Second, we utilize Frontline for our own customer care capabilities, as they answer our telephones professionally, providing us with a strong first impression to prospective customers. Finally, the opportunity to expand Frontline's services to cover the physician's entire day, rather than just after hours calls, is a potentially enormous opportunity. For instance, utilizing our existing electronic prescribing capabilities, Frontline could eliminate the need for a physician's office staff to handle refill calls. Frontline's staff merely enters the refill information into CarePoint, and the physician can review the day's queued refill requests at his or her convenience.

HealthRamp's business, focused on delivering access to better healthcare at the point of care, extends far beyond electronic prescribing. We are constantly seeking attractive uses for the connectivity we create in a physician's office. We have explored areas as diverse as the opportunities to assist physicians in joining clinical trials, delivering relevant information that qualifies for Continuing Medical Education credits and becoming the point of interaction between the physician and the pharmaceutical industry. Our primary goal is to deliver technologies to physicians and their office staff which they find easy-to-use, reliable and of high utility. To this end, we spend a lot of time speaking to physicians, medical students, nurse practitioners and other medical personnel, to identify those uses they perceive as most beneficial. Marrying this information with a strong customer care and sales organization will enable us to meet and exceed the expectations of these professionals, each of whom works in a very demanding environment.

The CarePoint suite of technologies is also applicable to skilled nursing and assisted living facilities. Our exploration of this area has led us to expand our technology to accommodate non-medication orders for hundreds, and potentially thousands, of products. The workflow of these institutions are specific in many respects, so we have begun working closely with a number of them to determine how best to assimilate our technologies into their organizations. The value we bring to this marketplace, albeit based on our experience to date, appears to be very substantial. During 2004 we will more fully explore this substantial business opportunity, which will enable us to move from the research stage to implementation in a number of facilities by the end of 2004.

The Healthcare industry is one of the few industries in which we are all consumers. With many different constituencies, healthcare is a complex and ever-changing marketplace. The regulatory environment is robust, complex and ever evolving to meet the challenges of technology and an aging population. For example, we believe current efforts, such as mandating electronic prescribing as part of the current Medicare Bill pending before Congress are a step in the right direction. As a result, the opportunities in the healthcare connectivity marketplace should remain extraordinary for many years to come. We are focused on point of care technology solutions that make the professional lives of physicians and their office staffs better, and ultimately make the delivery of healthcare safer and more efficient for all of us.

Every organization is only as good as its employees, and for this reason I am thankful to have an extremely dedicated and hardworking team of exceptional individuals. While we have many challenges to overcome, the opportunities appear to outweigh them by orders of magnitude. Our success, and its degree, will ultimately be determined by a host of factors, some of which are in our control, others beyond. Our commitment as a company is that we will continue to work diligently on your behalf, always seeking to put forth the extra effort needed to excel. We greatly appreciate your faith in us and hope you will remain with us to benefit from the tremendous opportunities in Medix's future.

Sincerely,





Darryl Cohen
Chairman & CEO

Andrew Brown
President & COO

THE COMPANY

Medix Resources, Inc. with its consolidated wholly-owned subsidiaries is engaged in the development and intends to market communication technologies for use in the healthcare industry primarily at the point of care. We have focused on electronic prescribing of drugs, laboratory orders and laboratory results because these represent the majority of the transactions performed at the point of care, and remain largely a paper-based starting point for transferring information in the healthcare system. Our goal is to close the gap in electronic or automated processing by providing technologies and work-flow processes at the point of care. Our technology would enable point-of-care providers ("POCs") (i.e. physician or caretaker) to connect immediately with other participants in the healthcare system. We are currently focused primarily on healthcare value chain intermediaries ("HVCIs") (e.g. pharmacy, lab, pharmacy benefit managers and pharmaceutical companies). Our products are designed to improve the accuracy and the efficiency of the processes of drug prescribing and the ordering of laboratory tests and the receiving of laboratory results.

When Medix shifted to this business in 2000, the plan was to initially deploy the technology in a single market. We began to test this approach in April 2002 with a small, local sales and installation team in Georgia that deployed the Cymedix technology to physician practices. By August 2002 it was clear to us that although the technology worked and physicians were using the system, this approach would not work for several reasons including slow adoption by physicians unless there was an economic incentive; limited support by major HVCIs, and the high cost of marketing, sales, installation and service associated with serving individual and small medical practices. Based on these results, the initial deployment in Georgia was halted in August 2002.

At that time, we evaluated the business of automating the transaction at the point of care and concluded that a viable business could be built, but a different approach would be required than originally anticipated. Based on this evaluation, in September 2002, our Board recruited certain new senior managers including a new chief executive officer to pursue alternative approaches to developing and deploying technology at the point of care.

Our current plan for the commercialization of our technology is not to focus exclusively on individual and small practices in broad geographic areas, but rather to target physician practices and other POC centers that have the following characteristics: sufficient patient volume; clear economic incentive, such as administrative savings and time savings; commitment to electronic transfer of point of care information; and HVCI or other healthcare participant support for the rollout of the technology. Our goal remains to connect from the point of care to the various segments of the healthcare industry that meet these criteria, such as health plans, insurers, skilled nursing facilities, pharmacy benefit management companies ("PBMs"), pharmacies and pharmaceutical companies.

The directors of the Company and their principal occupations are: Darryl R. Cohen is Chairman of the Board and Chief Executive Officer of the Company; Andrew Brown is President and Chief Operating Officer; David Friedensohn is the Chief Executive Officer and Chairman of the Board of BigStar Entertainment, Inc.; J.D. Kleinke is President and Chief Executive Officer of Health Strategies Network, Inc.; Samuel H. Havens is a healthcare consultant; and Jeffrey A. Stahl is a cardiologist.

The executive officers of the Company are: Darryl R. Cohen, President and Chief Executive Officer; Paul Hessinger, Executive Vice President; Louis E. Hyman, Executive Vice President and Chief Technology Officer; Arthur L. Goldberg, Executive Vice President, Chief Financial Officer and Secretary and Brian Ellacott, Senior Vice President-Corporate Development.

MARKET PRICE DATA

Our common stock has traded on the American Stock Exchange under the symbol "MXR" since April 6, 2000. The following table sets forth the per share high and low sales prices of our common stock for the periods indicated as reported by the American Stock Exchange. On October 8, 2003, the last sales price reported on the American Stock Exchange was $0.58.

	High ($)	Low ($)
Year Ended December 31, 2001:		
Quarter Ended March 31	$ 1.63	$ 0.51
Quarter Ended June 30	$ 1.49	$ 0.41
Quarter Ended September 30	$ 1.36	$ 0.50
Quarter Ended December 31	$ 1.09	$ 0.49
Year Ended December 31, 2002:		
Quarter Ended March 31	$ 0.95	$ 0.43
Quarter Ended June 30	$ 0.62	$ 0.26
Quarter Ended September 30	$ 0.62	$ 0.31
Quarter Ended December 31	$ 0.97	$ 0.45
Year Ending December 31, 2003:		
Quarter Ended March 31	$ 0.71	$ 0.27
Quarter Ended June 30	$ 0.41	$ 0.19
Quarter Ended September 30	$ 0.49	$.30
Quarter Ending December 31 (through October 8, 2003)	$0.61	$0.43

There were approximately 531 holders of record (and approximately 10,875 beneficial owners) of our common stock as of October 8, 2003. The number of record holders includes shareholders who may hold our common stock for the benefit of others.

SELECTED FINANCIAL DATA

The following consolidated selected financial data, at the end of and for the last five fiscal years, should be read in conjunction with our Consolidated Financial Statements and related Notes thereto appearing elsewhere in this report that have been audited by Ehrhardt Keefe Steiner & Hottman PC, our independent auditors, as indicated in their report included herein.. The consolidated selected financial data provided below is derived from our consolidated financial statements but is not necessarily indicative of our future results of operations or financial performance.

	2002	2001	2000(1)	1999	1998(2)
Operating revenues	$ -	$29,000	$ 326,000	$ 24,000	$17,412,000
Software and technology costs	2,366,000	1,288,000	865,000	596,000	780,000
(Loss) or profit from continuing operations	(9,014,000)	(10,636,000)	(6,344,000)	(5,422,000)	(515,000)
(Loss) or profit from continuing operations per share	(0.14)	(0.21)	(0.15)	(0.29)	(0.15)
Total Assets	3,793,000	3,101,000	5,089,000	4,629,000	5,175,000
Working Capital	(252,000)	(1,404,000)	394,000	644,000	(2,612,000)
Long Term Obligations	-	-	-	400,000	-
Stockholder's Equity (Deficit)	1,618,000	1,345,000	4,202,000	2,376,000	(218,000)

(1) In February of 2000, we disposed of our remaining medical staffing business and became solely a developer of software for our own use in providing Internet based communications for the medical services industry.

(2) In January of 1998, we acquired the Cymedix software business and began the process of disposing of our medical staffing business.

The following supplemental information is related to software development expenses.

Software Development Costs:	2002	2001	2000 (1)	1999	1998 (2)
Software research and development costs (3)	$691,000	$1,075,000	$685,000	$596,000	$780,000
Capitalized software development costs	633,000	434,000	495,000	-	-
Total Software Development Costs incurred	1,324,000	1,509,000	1,180,000	596,000	780,000

(1) In February of 2000, we disposed of our remaining medical staffing business and became solely a developer of software for our own use in providing Internet based communications for the medical services industry.
(2) In January of 1998, we acquired the Cymedix software business and began the process of disposing of our medical staffing business.
(3) Excludes amortization of previously capitalized development software costs and license fees and impairment write-off of capitalized costs included in software costs in the Company's Statement of Operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IN REVIEWING MANAGEMENT'S DISCUSSION AND ANALYSIS, REFERENCE IS MADE TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO CONTAINED IN THIS ANNUAL REPORT.

This Annual Report contains, in addition to historical financial information, certain forward-looking statements that may involve significant risks and uncertainties. Such forward-looking statements are based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from those expressed in or implied by such forward-looking statements as a result of a variety of factors including, among others, those identified in the Company's annual report on Form 10-KSB for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. A copy of such annual report is obtainable from the Company upon request. Additional factors could cause or contribute to such differences including general economic conditions and economic conditions in the industries in which the Company is engaged. The Company undertakes no obligation to release publicly the results of any revisions to its forward-looking statements that may be made in this Annual Report to reflect events or circumstances occurring after the date of preparation of this Annual Report or to reflect the occurrence of other unanticipated events.

Overview

Currently, we develop and market healthcare communication technology products. Our technologies are designed to provide connectivity of medical related information between POCs and HVCIs. Our products are designed to improve the accuracy and the efficiency of the processes of prescribing medications and the ordering of laboratory tests and the receiving of laboratory results.

The current financial condition of the company is a direct result of the efforts to build a viable healthcare connectivity business.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

Our policy is to recognize revenue when the communication transaction has been completed by the customer, persuasive evidence of the terms of the arrangement exist, our fee is fixed and determinable, and collectibility is reasonably assured. Our plan is that delivery will take place electronically when the customer has completed the exchange (transmission or receipt) of data or as monthly service is provided. Revenue will be charged to the customer on a per transaction basis as each transaction is completed or as monthly subscription services are provided and are billed monthly.

Valuation of Goodwill

In accordance with SFAS No. 142 we no longer amortize goodwill, but rather perform an annual assessment as to whether any impairment has occurred. We also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

- significant under-performance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

We determine whether the carrying value of goodwill may not be recoverable annually and more frequently based upon events and circumstances including the existence of one or more of the above indicators of impairment. We determine whether impairment has occurred by first comparing the fair value of our only reporting unit to the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the net assets, then the second step is to initially determine the fair value of the net assets in the reporting unit exclusive of goodwill, and record any necessary impairment of assets other than goodwill in accordance with SFAS No. 144 or other applicable standards. The difference in the fair value of the individual net assets exclusive of goodwill and the reporting unit results in the implied value of goodwill. The implied value of goodwill is compared to its carrying value and the difference is recorded as an impairment charge, if necessary. We performed our annual evaluation of goodwill and the fair value of the reporting unit exceeded its carrying value, therefore, no impairment of goodwill existed. Net goodwill amounted to $1.6 million as of December 31, 2002.

Software and Technology Costs

We capitalize costs, which primarily include salaries in connection with developing software for internal use. We use judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose are probable. We cease capitalization of development costs once the software has been substantially completed and is ready for its intended use. We capitalized $633,000, $434,000 and $495,000 of costs during the years ended December 31, 2002, 2001 and 2000, respectively. The software development costs capitalized were amortized over the estimated useful life of the software, which was estimated to be five years. Amortization expense was $216,000, $156,000 and $134,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Included in software costs are those costs associated with software research and development efforts that have not been capitalized under SOP 98-1. Software research and development costs totaled $691,000, $1,075,000 and $685,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Software costs also include the amortization of capitalized software costs and license fees paid to service providers, which totaled $609,000, $213,000 and $180,000 for the years, ended December 31, 2002, 2001 and 2000, respectively.

Uncertainties regarding future cash flows did not support the carrying value of those costs at December 31, 2002. In accordance with SFAS No. 144, the Company wrote-off the remaining $1,066,000 of previously capitalized net costs during the forth quarter of 2002. Future performance will be enhanced with the acquisition of assets formerly used by e-Physician, the merger of the acquired technologies with the Cymedix technologies and the implementation of the revised business strategies.

While the Company's business model has changed potentially affecting the Company's anticipated near term future operating results, the Company believes its modified plan continues to rely on the same technology that was acquired from Cymedix in 1998. Accordingly, management does not believe an impairment of goodwill has occurred and it continues to have a viable long-term strategy that is supported by its current market capitalization at December 31, 2002, which supports the fair value of its only reporting unit.

Results of Operation

Comparison of years ended December 31, 2002 and December 31, 2001

At present we are not receiving revenue from the sale of our products. In 2001, we recognized $29,000 in revenue primarily from the sales of ADC Hardware, a product that we no longer sell.

Software and technology costs of $2,366,000 were incurred in 2002, an increase of $1,078,000 compared to $1,288,000 for 2001. The increase is primarily related to the write-off of $1,066,000 of previously capitalized net software development costs for which recoverability became uncertain due to uncertainty in future cash flows. The increase also reflects additional license costs incurred in 2002 of $336,000 over 2001 due to added infrastructure to support our transaction service capabilities in 2002 as we placed a major focus on deployment of our technologies with PBMs during the first three quarters of 2002. Amortization of capitalized software development costs increased $60,000, while research and development costs decreased by $384,000 due to increased capitalization of costs associated with active projects in 2002.

Selling, general and administrative expenses increased $166,000 or 3% from $5,746,000 in 2001 to $5,912,000 in 2002. The increase is primarily attributable to $374,000 of leasehold abandonment costs incurred in 2002 due to the closure of our California and Georgia offices, offset by a reduction in outside consulting fees.

During 2001, we recorded impairment expense of $1,111,000 resulting from the discontinuance of our Automated Design Concepts division which totaled $443,000, to focus staff resources on our primary technology, and the cancellation of our Zirmed license totaling $668,000 which was a result of management's assessment that our needs would be better served by superior technology. There were no comparable expenses in 2002.

Interest expense decreased by $28,000 due to a decrease in the amount of debt financing we had outstanding in 2002 compared to 2001. Additionally, financing costs decreased in 2002 by $2,124,000 as we obtained most of our financing through the direct sale of equity securities compared to 2001 when, (1) shares were issued for conversions and redemptions under the convertible notes payable credit facility at modified conversion prices resulting in financing costs of $1,286,000, (2) shares were issued in private placements in connection with our note payable credit facility at below market prices resulting in financing costs of $448,000 and (3) warrants valued at $415,000, were issued in connection with private placements of common stock in connection with our note payable credit facility.

During 2002, we disposed of certain fixed assets that resulted in a loss of $69,000. We did not have any of these disposals in 2001.

Net loss improved approximately $1,622,000 from $10,636,000 in 2001 to $9,014,000 in 2002 due to the reasons discussed above.

Comparison of years ended December 31, 2001 and December 31, 2000

Total revenues decreased approximately $297,000 from $326,000 in 2000 to $29,000 in 2001. The decrease is due to a decrease in Cymedix pilot program fees billed during 2001 of $189,000, and a decrease in ADC revenue of $108,000 as a result of discontinuing that business segment.

Software and technology costs increased $423,000 or approximately 49% from $865,000 in 2000 to $1,288,000 in 2000, as a result of increased personnel costs incurred in the ongoing development of the Cymedix product line

Selling, general and administrative expenses decreased approximately 3% from $5,925,000 in 2000 to $5,746,000 in 2001. The decrease is attributable to a company wide salary reduction program that was undertaken early in 2001.

During 2001, we recorded impairment expense of $1,111,000 resulting from the discontinuance of our Automated Design Concepts division which totaled $443,000, to focus staff resources on our primary technology, and the cancellation of our Zirmed license totaling $668,000 which was a result of management's assessment that our needs would be better served by superior technology.

Other income decreased approximately $151,000 from 2000 to 2001. This increase reflects a decline in interest income that had been earned on excess cash received and invested during 2000 from the exercise of options and warrants.

Interest expense increased $61,000 from 2000 to 2001 due to interest that was paid on a convertible promissory note issued during 2001.

Financing costs of $2,428,000 were incurred in 2001 due to warrants issued and an in-the money conversion feature in connection with the convertible debt credit facility of $581,000, a warrant issued in the private equity placement valued at $113,000, and shares issued in the conversion of debt and related equity share issuances at below market prices which resulted in costs of $1,734,000.

Net gain (loss) from discontinued operations decreased approximately $929,000 from $929,000 in 2000 to $0 in 2001, due to the sale during February 2000 of the remaining assets of the company's staffing operations.

Net loss increased approximately $5,221,000 from $5,415,000 in 2000 to $10,636,000 in 2001 due to the reasons discussed above.

Liquidity and Capital Resources

We had $1,369,000 in cash as of December 31, 2002 compared to $8,000 in cash as of December 31, 2001 and $1,007,000 as of December 31, 2000. Net working capital reflected a deficit of ($252,000) as of December 31, 2002, compared to a deficit of ($1,404,000) at December 31, 2001 and a surplus of $394,000 as of December 31, 2000.

During 2002, net cash used in operating activities was $5,469,000 compared to $5,397,000 in 2001. During 2002, we raised $5,125,000 from private placements of our common stock net of offering costs, $1,000,000 from the issuance of a convertible debenture, $972,000 from our equity line of credit net of offering costs and $817,000 from exercise of options and warrants. During 2001, we raised $1,500,000 from a convertible note financing, $1,200,000 from private placements of our common stock, $1,510,000 from our equity line of credit and $369,000 from exercise of options and warrants. During 2000, we raised $6,091,000 from the exercise of options and warrants. Our equity line of credit was terminated in August 2002.

We are funding our operations now through the sale of our securities. There can be no assurance that additional investments or financings will be available to us on favorable terms or at all as needed to support the development and deployment of the Merged Technology. Failure to obtain such capital on a timely basis could result in lost business opportunities, the sale of the Merged Technology at a distressed price or the financial failure of our company.

Attached hereto and filed as a part of this Annual Report on Form 10-K are our Consolidated Financial Statements, beginning on the following page.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Medix Resources, Inc.
New York, NY

We have audited the accompanying consolidated balance sheets of Medix Resources, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medix Resources, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has experienced recurring losses and has a working capital deficit which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ehrhardt Keefe Steiner & Hottman PC

February 14, 2003
Denver, Colorado

MEDIX RESOURCES, INC.

Consolidated Balance Sheets

	December 31, 2002	December 31, 2001
Assets		
Current assets		
Cash	$ 1,369,000	$ 8,000
Stock subscription receivable	76,000	-
Prepaid expenses and other	478,000	344,000
Total current assets	1,923,000	352,000
Non-current assets		
Software development costs, net	-	649,000
Property and equipment, net	265,000	365,000
Goodwill, net	1,605,000	1,735,000
Total non-current assets	1,870,000	2,749,000
Total assets	$ 3,793,000	$ 3,101,000
Liabilities and Stockholders' Equity		
Current liabilities		
Notes payable	$ 175,000	$ 158,000
Accounts payable	961,000	851,000
Accounts payable - related parties	130,000	166,000
Accrued expenses	736,000	581,000
Deferred revenue	173,000	-
Total current liabilities	2,175,000	1,756,000
Commitments and contingencies		
Stockholders' equity		
1996 Preferred stock, 10% cumulative convertible, $1 par value, 488 shares authorized, 155 shares issued, 1 share outstanding, liquidation preference $17,000	-	-
1997 convertible preferred stock, $1 par value, 300 shares authorized, 167.15 shares issued, zero shares outstanding	-	-
1999 Series A convertible preferred stock, $1 par value, 300 shares authorized, 300 shares issued, zero shares outstanding	-	-
1999 Series B convertible preferred stock, $1 par value, 2,000 shares authorized, 1,832 shares issued, zero and 50 shares outstanding, liquidation preference $0 and $50,000	-	-
1999 Series C convertible stock, $1 par value, 2,000 shares authorized, 1,995 shares issued, 75 and 375 shares outstanding, liquidation preference $75,000 and $375,000	-	-
Common stock, $.001 par value, 125,000,000 shares authorized, 77,160,817 and 56,651,407 issued and outstanding, respectively	77,000	56,000
Dividends payable with common stock	9,000	7,000
Additional paid-in capital	44,605,000	35,341,000
Accumulated deficit	(43,073,000)	(34,059,000)
Total stockholders' equity	1,618,000	1,345,000
Total liabilities and stockholders' equity	$ 3,793,000	$ 3,101,000

See notes to consolidated financial statements.

MEDIX RESOURCES, INC.

Consolidated Statements of Operations

	For the Years Ended December 31,		
	2002	2001	2000
Revenues	$ -	$29,000	$326,000
Costs and expenses			
Software and technology costs	2,366,000	1,288,000	865,000
Selling, general and administrative expenses	5,912,000	5,746,000	5,925,000
Costs associated with terminated acquisition	309,000	-	-
Impairment of intangible assets	-	1,111,000	-
Total operating expenses	8,587,000	8,145,000	6,790,000
Other income (expense)			
Other income	22,000	12,000	163,000
Interest expense	(76,000)	(104,000)	(43,000)
Loss on disposal of assets	(69,000)	-	-
Financing costs	(304,000)	(2,428,000)	-
Total other (expense) income	(427,000)	(2,520,000)	120,000
Loss from continuing operations	(9,014,000)	(10,636,000)	(6,344,000)
Discontinued operations	-	-	929,000
Net loss	(9,014,000)	(10,636,000)	(5,415,000)
Preferred stock dividends	-	-	(1,000)
Net loss available to common stockholders	$(9,014,000)	$(10,636,000)	$(5,416,000)
Basic and diluted weighted average common shares outstanding	63,417,283	50,740,356	41,445,345
Basic and diluted loss per common share - continuing operations	$(0.14)	$(0.21)	$(0.15)
Basic and diluted income (loss) per common share - discontinued operations	-	-	0.02
Basic and diluted loss per common share	$(0.14)	$(0.21)	$(0.13)

Had the Company adopted SFAS 142 as of January 1, 2000, the historical amounts previously reported would have been adjusted to the following:

	2002	2001	2000
Net loss as reported	$(9,014,000)	$(10,636,000)	$(5,415,000)
Add back: Goodwill amortization	-	209,000	205,000
Adjusted net loss	$(9,014,000)	$(10,427,000)	$(5,210,000)
Basic and diluted loss per share as reported	$(0.14)	$(0.21)	$(0.15)
Goodwill amortization	$ -	$ -	$ -
Adjusted loss per share	$(0.14)	$(0.21)	$(0.15)

See notes to consolidated financial statements.

MEDIX RESOURCES, INC.

Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2002, 2001 and 2000

	1996 Preferred Stock		Preferred Stock 1997		1999 Series A Preferred Stock		1999 Series B Preferred Stock		1999 Series C Preferred Stock		Common Stock		Additional Paid-in Capital	Dividend payable with Common Stock	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance - December 31, 1999	1.00	-	5.00	-	185	-	$817	$1,000	$1,995	$2,000	27,642,691	$27,000	$20,329,000	$25,000	$(18,008,000)	$2,376,000
Conversion of note payable into common stock	-	-	-	-	-	-	-	-	-	-	800,000	1,000	399,000	-	-	400,000
Warrants issued in legal settlement	-	-	-	-	-	-	-	-	-	-	-	-	238,000	-	-	238,000
Common stock issued in connection with ADC merger	-	-	-	-	-	-	-	-	-	-	60,400	-	374,000	-	-	374,000
Preferred stock conversions	-	-	(5.00)	-	(185)	-	(767)	(1,000)	(1,120)	(1,000)	4,564,000	5,000	18,000	(21,000)	-	-
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	9,352,620	9,000	4,585,000	-	-	4,594,000
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	4,039,734	4,000	1,493,000	-	-	1,497,000
Stock options and warrants issued for services	-	-	-	-	-	-	-	-	-	-	-	-	138,000	-	-	138,000
Cancellation of shares issued in error	-	-	-	-	-	-	-	-	-	-	(142,423)	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,415,000)	(5,415,000)
Dividends declared	-	-	-	-	-	-	-	-	-	-	-	-	(1,000)	1,000	-	-
Balance - December 31, 2000	1.00	$ --	--	--	--	--	50	--	875	1,000	46,317,022	46,000	27,573,000	5,000	(23,423,000)	4,202,000
Exercise of options and warrants	-	-	-	-	-	-	-	-	-	-	1,462,642	1,000	368,000	-	-	369,000
Warrants and in the money conversion feature issued with convertible note payable	-	-	-	-	-	-	-	-	-	-	-	-	581,000	-	-	581,000
Stock issued on conversion of note payable	-	-	-	-	-	-	-	-	-	-	2,618,066	3,000	2,823,000	-	-	2,826,000
Stock and warrants issued in private placement	-	-	-	-	-	-	-	-	-	-	1,872,308	2,000	2,061,000	-	-	2,063,000
Preferred stock conversions	-	-	-	-	-	-	-	-	(500)	(1,000)	1,000,000	1,000	-	-	-	

See notes to consolidated financial statements.

MEDIX RESOURCES, INC.

Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2002, 2001 and 2000

Stock issued with equity line	-	-	-	-	-	-	-	-	-	-	3,291,369	3,000	1,507,000	-	-	1,510,000
Stock and warrants issued in legal settlement	-	-	-	-	-	-	-	-	-	-	90,000	-	285,000	-	-	285,000
Stock options and warrants issued for services	-	-	-	-	-	-	-	-	-	-	-	-	145,000	-	-	145,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,636,000)	(10,636,000)
Dividends declared	-	-	-	-	-	-	-	-	-	-	-	-	(2,000)	2,000	-	-
Balance - December 31, 2001	1.00	-	-	-	-	-	50	-	375	-	56,651,407	56,000	35,341,000	7,000	(34,059,000)	1,345,000
Extension of warrant exercise period	-	-	-	-	-	-	-	-	-	-			58,000	-	-	58,000
Exercise of options and warrants	-	-	-	-	-	-	-	-	-	-	1,746,975	2,000	815,000	-	-	817,000
In the money conversion feature issued with convertible note payable	-	-	-	-	-	-	-	-	-	-	-	-	70,000	-	-	70,000
Warrants issued in satisfaction of liability	-	-	-	-	-	-	-	-	-	-	-	-	590,000	-	-	590,000
Stock issued on conversion of note payable	-	-	-	-	-	-	-	-	-	-	2,405,216	2,000	1,046,000	-	-	1,048,000
Stock and warrants issued in private placements, net of offering expenses of $290,000	-	-	-	-	-	-	-	-	-	-	13,702,500	14,000	5,187,000	-	-	5,201,000
Preferred stock conversions	-	-	-	-	-	-	(50)	-	(300)	-	700,000	1,000		-	-	1,000
Stock issued with equity line, net of offering costs of $77,000	-	-	-	-	-	-	-	-	-	-	1,954,719	2,000	970,000	-	-	972,000
Stock options and warrants issued for consulting services	-	-	-	-	-	-	-	-	-	-	-	-	260,000	-	-	260,000
Stock options issued to officer for financial support	-	-	-	-	-	-	-	-	-	-	-	-	132,000	-	-	132,000
Fair value of option vesting acceleration	-	-	-	-	-	-	-	-	-	-	-	-	94,000	-	-	94,000

See notes to consolidated financial statements.

MEDIX RESOURCES, INC.

Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2002, 2001 and 2000

Warrants issued to officer for cash advance made	-	-	-	-	-	-	-	-	-	-	-	-	44,000	-	-	44,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	-		-	(9,014,000)	(9,014,000)
Dividends declared	-	-	-	-	-	-	-	-	-	-	-	-	(2,000)	2,000	-	-
Balance - December 31, 2002	1.00	$ -	=	$ -	=	$ -	=	$ -	75	$	77,160,817	$77,000	$44,605,000	$9,000	$(43,073,000)	$ 1,618,000

See notes to consolidated financial statements.

MEDIX RESOURCES, INC.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities			
Net loss	$ (9,014,000)	$ (10,636,000)	$ (5,415,000)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	343,000	488,000	426,000
Compensation expense relating to stock options	94,000	-	-
Loss on disposal of assets	69,000	-	-
Write-off of capitalized software project costs	1,066,000	-	-
Impairment of intangible assets	-	1,111,000	-
Financing costs	304,000	2,428,000	-
Common stock, options and warrants issued for settlements	-	149,000	-
Common stock, options and warrants issued for services	260,000	145,000	376,000
Warrants issued associated with convertible debt	-	-	-
Gain on sale of staffing business	-	-	(1,102,000)
Change in net assets of discontinued operations	-	-	857,000
Changes in assets and liabilities			
Accounts receivable, net	-	49,000	(29,000)
Prepaid expenses and other	238,000	(119,000)	(49,000)
Accounts payable and accrued liabilities	998,000	988,000	(237,000)
Deferred revenue	173,000	-	-
	3,545,000	5,239,000	242,000
Net cash used in operating activities	(5,469,000)	(5,397,000)	(5,173,000)
Cash flows from investing activities			
Proceeds from sale of divisions	-	-	500,000
Software development costs incurred	(633,000)	(434,000)	(495,000)
Purchase of property and equipment	(96,000)	(70,000)	(400,000)
Purchase of software license	-	-	(720,000)
Proceeds from notes receivable	-	-	500,000
Business acquisition costs, net of cash acquired	-	-	(94,000)
Net cash used in investing activities	(729,000)	(504,000)	(709,000)
Cash flows from financing activities			
Proceeds from issuance of debt and notes payable	1,000,000	1,824,000	178,000
Payments under financing agreement	-	-	(484,000)
Principal payments on debt and notes payable	(355,000)	(303,000)	(125,000)
Issuance of preferred and common stock, net of offering costs	6,097,000	3,012,000	-
Proceeds from the exercise of options and warrants	817,000	369,000	6,091,000
Net cash provided by financing activities	7,559,000	4,902,000	5,660,000
Net increase (decrease) in cash	1,361,000	(999,000)	(222,000)
Cash - beginning of year	8,000	1,007,000	1,229,000
Cash - end of year	$ 1,369,000	$ 8,000	$ 1,007,000

(Continued on the following page.)

See notes to consolidated financial statements.

MEDIX RESOURCES, INC.

Consolidated Statements of Cash Flows

(Continued from the previous page.)

Supplemental disclosure of cash flow information:

Cash paid for:		Interest
2002	$	28,000
2001	$	42,000
2000	$	21,000

Supplemental disclosure of non-cash activity:

Dividends declared payable in common stock were $2,000, $2,000, and $1,000 for December 31, 2002, 2001 and 2000, respectively.

During 2002, 50 and 300 shares of the series B and C preferred stock was converted into 100,000 and 600,000 shares of common stock, respectively.

During 2002, a $1,000,000 convertible note payable and $48,000 of accrued interest were converted and redeemed into 2,405,216 shares of common stock.

During 2002, the Company issued options and warrants valued at $260,000 for consulting services provided.

During 2002, the Company recorded $70,000 for the value of the in-the-money conversion feature on the debt.

During 2002, an accrued liability of $590,000 for warrants earned in 2001 was satisfied through the issuance of the warrants.

During 2002, options valued at $132,000 as financing costs were issued to an officer for past financial support.

During 2002, warrants were issued to a related party in connection with advances provided valued at $44,000.

During 2002, private stock offering proceeds were reduced by $76,000 for subscription receivable for cash not received.

During 2002, the Company financed insurance premiums of $372,000 through a finance company.

During 2002, the Company extended the exercise period of warrants that expired. The value of the extension was $58,000 and recorded as financing costs.

During 2002, the Company wrote off old payroll tax liabilities of $130,000 assumed in the Cymedix acquisition which were recorded as a reduction to goodwill.

During 2002, the Company accelerated the vesting period for a former officer's stock options pursuant to a severance agreement. Fair value of the acceleration was calculated at $94,000.

During 2001, 500 shares of the series C preferred stock was converted into 1,000,000 shares of common stock.

During 2001, $1,500,000 note payable advances under a credit facility and $40,000 of accrued interest were converted and redeemed into 2,618,066 shares of common stock.

During 2001, the Company issued 90,000 shares of common stock and warrants valued at $285,000 in connection with settlement of certain legal claims, of which $137,000 was an adjustment to goodwill related to the Cymedix acquisition.

(Continued on following page.)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Continued from the previous page.)

During 2001, the Company issued options and warrants valued at $145,000 for services provided.

During 2001, the Company issued 829,168 warrants valued at $506,000 in connection with a convertible note payable credit facility. The Company also recorded $75,000 for the value of the in-the-money conversion feature on the debt.

During 2001, shares issued in private placements in connection with its note payable credit facility at below market prices resulted in financing costs of $448,000.

During 2001, warrants issued to finders under private placements in connection with its note payable credit facility were valued at $113,000 and recorded as financing costs.

During 2001, shares issued for conversions and redemptions under the convertible notes payable credit facility at modified conversion prices resulted in financing costs of $1,286,000.

During 2001, the Company issued warrants in connection with private placements of common stock in connection with its note payable credit facility valued at $415,000.

During 2001, the Company wrote off old payroll tax liabilities of $100,000 assumed in the Cymedix acquisition which reduced goodwill.

During 2000, 5.0 units of the 1997 preferred stock, 185 shares of the 1999 Series A preferred stock, 767 shares of the Series B preferred stock, and 1,120 shares of the series C preferred stock were converted into 4,564,000 shares of common stock.

During 2000, the Company acquired the assets and assumed certain liabilities of a business from a related party (Note 4).

During 2000, the Company disposed of the remainder of its staffing business (Note 2).

During 2000, the Company converted a $400,000 note payable into 800,000 shares of common stock.

See notes to consolidated financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

The Company develops and intends to market healthcare communication technology products for electronic prescribing of drugs, laboratory orders and laboratory results. These technologies are designed to provide connectivity of medical related information between point-of-care providers ("POCs") (i.e. physician or caretaker) and specific healthcare value chain intermediaries ("HVCIs") (e.g. pharmacy, lab, pharmacy benefit managers, pharmaceutical companies, etc.). The Company's technology is designed to improve the accuracy and the efficiency of the processes of drug prescribing and the ordering of laboratory tests and the receiving of laboratory results. In February of 2000, the Company completed the divestiture of its healthcare staffing businesses in (Note 3).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Medix Resources, Inc. and its subsidiary, Cymedix Lynx Corporation (Cymedix). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

It is the Company's policy to extend credit to its customers in the normal course of business. It is also our policy to reduce credit risk by periodically performing credit analysis and monitoring the financial condition of our customers.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including accounts receivable, notes receivable, accounts payable and accrued expenses approximate their fair values as of December 31, 2002 and 2001 due to the relatively short maturity of these instruments.

The carrying amounts of notes payable and debt issued approximate their fair value as of December 31, 2002 and 2001 because interest rates on these instruments approximate market interest rates.

Revenue Recognition

It is the company's policy to record revenue when transaction services are provided to its customers through the use of its suite of communication software. Revenue will also be recorded for monthly subscription services earned as those monthly services are provided. The Company does not currently generate any revenue from the licensing, sale or installation of its suite of communication software.

It is the Company's policy to recognize revenue when the communication transaction has been completed by the customer, persuasive evidence of the terms of the arrangement exist, its fee is fixed and determinable, and collectibility is reasonably assured. Delivery takes place electronically when the customer has completed the exchange (transmission or receipt) of data. Revenue is charged to the customer on a per transaction basis as each transaction is completed or as monthly subscription services are provided and are billed monthly.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The Company's temporary differences result primarily from capitalized software development costs, depreciation and amortization, and net operating loss carryforwards.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from 3 to 7 years.

Software and Technology Costs

The Company applies the provisions of Statement of Position 98-1 (SOP 98-1), "Accounting for Costs of Computer Software Developed for Internal Use". The Company accounts for costs incurred in the development of computer software as software research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion and use of the software for its intended purpose are probable. The Company ceases capitalization of development costs once the software has been substantially completed and is ready for its intended use. Software development costs are amortized over their estimated useful lives of five years. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

Included in software costs are those costs associated with software research and development efforts that have not been capitalized under SOP 98-1. Software research and development costs totaled $691,000, $1,075,000 and $685,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Software costs also include the amortization of capitalized software costs and license fees paid to service providers which totaled $609,000, $213,000 and $180,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Additionally during the fourth quarter of 2002, the Company wrote-off $1,066,000 of previously capitalized software development costs which are included in the accompanying financial statements in software costs.

Financing Costs

The Company records as financing costs in its statement of operations amortization of in-the-money conversion features on convertible debt accounted for in accordance with EITF 98-5 and 00-27, amortization of discounts from warrants issued with debt securities in accordance with APB No. 14 and amortization of discounts resulting from other securities issued in connection with debt based on their relative fair values, and any value associated with inducements to convert debt in accordance with Statement of Financial Accounting Standards No. 84 (SFAS No 84).

Long Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered in accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144). The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Goodwill

In accordance with SFAS 141, goodwill is no longer being amortized.

Under SFAS 142, the Company reviews its goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the market capitalization of the Company in its assessment of whether or not goodwill has been impaired. At December 31, 2002, the Company has determined that no impairment of the Company's goodwill is required.

Reclassifications

Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the 2002 presentation.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses were as $23,000, $23,000, and $42,000 for the years ended December 31, 2002, 2001, and 2000.

Basic Loss Per Share

The Company applies the provisions of Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS 128). All dilutive potential common shares have an antidilutive effect on diluted per share amounts and therefore have been excluded in determining net loss per share. The Company's basic and diluted loss per share are equivalent and accordingly only basic loss per share has been presented.

For the years ended December 31, 2002, 2001 and 2000 total stock options, warrants and convertible debt and preferred stock of 33,166,853, 14,693,254 and 13,767,143, were not included in the computation of diluted loss per share because their effect was antidilutive, however, if the Company were to achieve profitable operations in the future, they could potentially dilute such earnings.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations."

SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for years beginning after June 15,2002. The Company believes the adoption of this statement will have no material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company believes that the adoption of this statement will have no material impact on its consolidated financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections." SFAS No. 145 rescinds FASB No. 4 "Reporting Gains and Losses from Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds SFAS No. 44 "Accounting for Intangible Assets of Motor Carriers" and amends SFAS No. 13, "Accounting for Leases." This statement is effective for fiscal years beginning after May 15, 2002. The Company believes the adoption of this statement will have no material impact on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company believes the adoption of this statement will have no material impact on its consolidated financial statements.

In November 2002, the FASB published interpretation No, 45 "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, that company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes the adoption of this statement will have no material impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based compensation. In addition, SFAS 148 amends the disclosure provision of SFAS 123 to require more prominent disclosure about the effects of an entity's accounting policy decisions with respect to stock-based employee compensation on reported net income. The effective date for this Statement is for fiscal years ended after December 15, 2002.

The adoption of this statement did not have a material effect on the consolidated financial statements as the Company continues to account for stock based compensation under the intrinsic value approach, and follows the pro-forma disclosure requirements of SFAS No. 123, as amended by SFAS No 148.

Note 2 - Management's Plan for Continued Existence

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business.

The Company has incurred operating losses for the past several years, the majority of which are related to

Note 2 - Management's Plan for Continued Existence (continued)

the development of the Company's healthcare connectivity technology and related marketing efforts. These losses have produced operating cash flow deficiencies, and negative working capital, which raise substantial doubt about its ability to continue as a going concern. The Company's future operations are dependent upon management's ability to source additional equity capital.

The Company expects to continue to experience losses in the near term, until such time that its technologies can be merged with those acquired from ePhysician, Inc. (see Note 12) and successfully deployed with physicians to produce revenues. The continuing deployment, marketing and the development of the merged technologies will depend on the Company's ability to obtain additional financing. The merging of technologies with ePhysician, Inc. is in the early development stage and has not generated any significant revenue to date. The Company is currently funding operations through the sale of common stock, and there are no assurances that that additional investment or financings will be available as needed to support the development and deployment of the merged technologies. The need for the Company to obtain additional financing is acute and failure to obtain adequate financing could result in lost business opportunities, the sale of the Cymedix business at a distressed price or may lead to the financial failure of the Company.

Note 3 - Discontinued Operations

In February 2000, the Company closed on the sale of the assets of its remaining staffing businesses for $1,000,000. The purchase price was paid with $500,000 cash at closing and the Company receiving a $500,000 subordinated note receivable. The note provided for interest at prime plus 1% and was due in May of 2001. The note was repaid on December 29, 2000. This sale was the final step of a plan approved by the Board of Directors in December 1999 for the Company to divest itself of the staffing businesses and focus its efforts on its internet communication software products for the healthcare industry.

The accompanying financial statements reflect the results of operations of the remaining staffing businesses as a discontinued business segment. The discontinued results of operations include those direct revenues and expenses associated with running the remaining staffing businesses as well as an allocation of corporate costs.

The results of operations of the Company's discontinued remaining staffing businesses for the year ended December 31, 2000 are as follows:

Revenue	$ 1,128,000
Direct costs of services	927,000
Gross margin	201,000
Selling, general and administrative	219,000
Interest expense	18,000
Litigation settlement	137,000
Net loss	$ (173,000)

During the fourth quarter of 2000, the Company wrote off unrealizable assets related to the discontinued operations in the amount of $43,000, and $322,000 in remaining related liabilities. The net write-off of assets and liabilities totaling $279,000, less net assets acquired by the purchaser of $77,000, has been recorded as an increase of $202,000 to the gain from the disposal of the remaining staffing businesses as of December 31, 2000.

During the first quarter of 2000, the Company reported the following gain on the disposal of the assets of its remaining staffing businesses:

Note 3 - Discontinued Operations (continued)

Sales price	$	1,000,000
Accounts receivable collection costs		(100,000)
		900,000
Net assets acquired, liabilities assumed and liabilities written off		202,000
Gain on disposal of the remaining staffing businesses		1,102,000
Gain from operation of the remaining staffing businesses through the disposal date		(173,000)
Net gain on disposal of the remaining staffing businesses	$	929,000

Also as previously noted the purchaser did not acquire the Company's accounts receivable as part of the sale. However, in connection with the sale, the purchaser will collect the Company's receivables and remit the proceeds to the Company net of a 10% collection fee. The $100,000 reflected above represents the Company's estimate of the collection costs to be paid to purchaser for performing this function.

Note 4 - Acquisition of Assets

On March 1, 2000, the Company purchased the assets and assumed certain liabilities of Automated Design Concepts, Inc., an entity owned by a director of the Company, for the issuance of 60,400 shares of common stock valued at $374,000 and a payment of $100,000. The Company also entered into a two-year lease for $1,000 per month expiring in February 2002. Assets purchased include cash and accounts receivable.

The purchase was accounted for under the purchase method. The purchase price was allocated to the assets purchased and liabilities assumed based on the fair market values at the date of acquisition as follows:

Cash	$	6,000
Accounts receivable		27,000
Goodwill		487,000
Accounts payable		(41,000)
Accrued liabilities		(5,000)
	$	474,000

The results of operations have been reflected from the date of acquisition forward. The resulting goodwill is being amortized over 15 years.

During the third quarter of 2001, the Company discontinued operation of its Automated Design Concepts division to focus on its core business and as a cost saving measure. As a result, $443,000 of impairment expense has been included in Consolidated Statements of Operations for the year ended December 31, 2001. This amount represents the unamortized balance of the investment at the time of discontinuance.

The following table summarizes the unaudited pro forma results of the Company giving effect to the acquisition as if it had occurred on January 1, 2000. The unaudited pro forma information is not necessarily indicative of the results of operations of the Company had this acquisition occurred at the beginning of the years presented, nor is it necessarily indicative of future results.

Note 4 - Acquisition of Assets (continued)

	For the Years Ended December 31,	
	2000	1999
Sales	$ 440,000	$ 569,000
Net income (loss)	$ (5,408,000)	$ (4,816,000)
Loss per share	$ (0.13)	$ (0.20)

Note 5 - Balance Sheet Disclosures

Software development costs consist of the following:

	December 31,	
	2002	2001
Software development costs	$ -	$ 929,000
Less accumulated amortization	-	(280,000)
	$ -	$ 649,000

Annual amortization expense, which is included in costs of services provided was $216,000, $156,000, and $124,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

During the fourth quarter of 2002 the Company changed its business model, which significantly impacted its projections of expected future operating results. Due to the change in the business model the anticipated undiscounted cash flows from the Company's capitalized software development costs did not support the carrying value of those costs at December 31, 2002. In accordance with SFAS No. 144, the Company wrote-off the remaining $1,066,000 of previously capitalized net costs during the fourth quarter of 2002. While the Company's business model has changed impacting the expected future operating results, the Company believes that the basis of its continued plan is embedded with the technology business plan it acquired in the Cymedix transaction in 1998. Accordingly, management does not believe an impairment of goodwill has occurred and it continues to have a viable long-term strategy that is supported by its current market capitalization at December 31, 2002 which supports the fair value of its only reporting unit.

Property and equipment consist of the following:

	December 31,	
	2002	2001
Furniture and fixtures	$ 111,000	$ 103,000
Computer hardware and purchased software	542,000	609,000
Leasehold improvements	20,000	29,000
	673,000	741,000
Less property, plant and equipment - accumulated depreciation	(408,000)	(376,000)
	$ 265,000	$ 365,000

Depreciation expense was $127,000, $123,000 and $97,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The changes in the carrying amount of goodwill for the year ending December 31, 2002 are as follows:

MEDIX RESOURCES, INC.

Notes to Consolidated Financial Statements

Note 5 - Balance Sheet Disclosures (continued)

Balance as of January 1, 2002	$	2,369,000
Goodwill written off relating to liability assumed in the acquisition		(130,000)
Balance as of December 31, 2002	$	2,239,000

Goodwill relates to the Company's acquisition of Cymedix. Goodwill has an accumulated amortization balance of $634,000 for the years ending December 31, 2002 and 2001. Amortization expense was $0, $209,000, and $205,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

During the third quarter of 2001, the Company discontinued operation of its Automated Design Concepts, division, and terminated its license agreement with ZirMed.com. As a result, $1,111,000 of impairment expense has been included in the consolidated statements of operations for the year ended December 31, 2001. This amount represents the unamortized balance of each investment at the time of discontinuance.

Accrued expenses consists of the following:

	December 31,			
		2002		2001
Accrued payroll and benefits	$	256,000	$	294,000
Accrued lease abandonment costs		374,000		-
Accrued professional fees		36,000		57,000
Accrued license fees		36,000		53,000
Other accrued expenses		23,000		29,000
Accrued interest		11,000		17,000
Accrued payroll taxes, interest and penalties		-		131,000
	$	736,000	$	581,000

During the fourth quarter of 2002, the Company closed its California and Georgia offices. In connection with these office closures the Company accrued the balance of the remaining lease commitments totaling $374,000 at December 31, 2002, which are included in selling general and administrative expenses in the accompanying financial statements.

At various times during 2001 and 2000, the Company was delinquent with payroll tax deposits. At December 31, 2001 and 2000, $131,000 and $200,000, respectively was accrued for estimated taxes, interest and penalties. During 2001, the Company wrote off $100,000 of previously recorded accrued payroll tax liabilities assumed in the Cymedix acquisition as management determined the Company was over accrued, and recorded the write-offs as an adjustment to previously recorded goodwill.

Note 6 - Long-Term Debt

Long-term debt consists of:

	December 31, 2002	December 31, 2001
Notes payable - finance company, interest accrues at 7%, monthly payments of principal and interest of $23,730 are payable through October 2003.	$ 157,000	$ 140,000
Notes payable - finance company, interest accrues at 7%, monthly payments of principal and interest of $1,417 are payable through October 2003.	18,000	18,000
	175,000	158,000
Less current portion	(175,000)	(158,000)
	$ -	$ -

Convertible Promissory Notes

The Company entered into a secured convertible loan agreement, dated February 19, 2002, pursuant to which the Company borrowed $1,000,000 from WellPoint Health Networks Inc., in which a member of the Company's audit committee is a related party. WellPoint converted the note into 2,405,216 common shares on October 9, 2002, which includes approximately $48,000 of accrued interest. The loan was secured by the grant of a security interest in all Medix's intellectual property, including its patent, copyrights and trademarks. The conversion of the loan eliminated the aforementioned security interest.

In October 1999, the Company raised approximately $488,000 net of expenses through the issuance of a $500,000 14% Convertible Promissory Note and warrants to purchase 500,000 shares of the Company's common stock at $.50 per share. The $500,000 in principal plus accrued interest was payable on June 28, 2000. The note was convertible into the Company's common stock at a conversion price of $.50 per share, for the first 90 days outstanding, and at the lower of $.50 per share or 80% of the lowest closing bid price for the Common Stock during the last five trading days prior to conversion, for the remaining life of the note. The note was secured by the intellectual property of the Company's wholly owned subsidiary Cymedix Lynx Corporation. The warrants were recorded as a discount on the debt valued at $238,000 using the Black-Scholes option pricing model using assumptions of life of 3 years, volatility of 225%, no dividend payment, and a risk-free rate of 5.5%. The discount was fully amortized at December 31, 1999, as the remaining debt of $400,000 at December 31, 1999, was converted in January 2000 into 800,000 shares of common stock and the security interest released.

Convertible Note Payable Credit Facility

In December 2000, the Company obtained a credit facility under which it issued a convertible promissory note and common stock purchase warrants. During the draw down periods, the Company drew $1,500,000 under the convertible note. Advances under the convertible note bear interest at an annual rate of 10% and provide for semi-annual payments on July 10, 2001 and January 10, 2002. All outstanding balances under this arrangement were converted or redeemed during 2001 into common shares. The note payable balance was convertible at $.90 per share for up to the first $750,000 and any remaining balance at $1.00 per share. The initial $750,000 draw on this arrangement has an imputed discount recorded, which was valued at $75,000 for the "in-the-money" conversion feature of the first advance. In addition, the noteholder can force a redemption of the note or any portion thereof, for either cash or stock at the option of the Company, but if for stock, at a redemption price of eighty (80%) percent of the Volume Weighted Market Price (as defined) per common share during the twenty Trading Days ending on the day of the notice delivered by the holder.

Note 6 - Long-Term Debt (continued)

Convertible Note Payable Credit Facility (continued)

In connection with this credit facility, the Company also agreed to issue warrants to purchase common stock to the holder of the convertible promissory note. The Company issued 750,000 warrants in connection with drawdowns under the convertible note. The warrants have an exercise price of $1.75 and terms of two years from the date of issuance. The Company also issued 54,168 warrants to purchase common stock to two finders assisting with the transaction. The finder warrants also have terms of two years and an exercise price of $1.75.

The Company has imputed values for the 750,000 and 54,168 warrants issued to the provider of the credit facility and the finders using the Black-Scholes Option pricing model. The first 500,000 warrants issued to the provider of the credit facility were valued at $249,000 and have been treated as a discount on the debt to be amortized over its remaining life. The related 54,168 warrants issued to finders which have been recorded as debt issue costs and amortized over the remaining life of the debt. In connection with the final draw under the credit facility in May, the Company issued 250,000 warrants to the provider of the credit facility. The 250,000 warrants issued to the provider of the credit facility were valued at $209,000 using the Black-Scholes pricing model and have been treated as a discount on the debt to be amortized over its remaining life. In connection with the final draw under the credit facility, The Company issued warrants to purchase 25,000 shares issued to the finders. The total finder warrants have been valued at $48,000 using the Black-Scholes option-pricing model, and have been treated as a discount on the debt to be amortized over its remaining life. The values of all warrants issued under this facility were determined using the following assumptions; lives of two years, exercise prices of $1.75, volatility of 117%, no dividend payment and a risk-free rate of 5.5%.

During February 2001, $100,000 of the convertible note was converted into 111,111 shares of common stock. During the period April through September, $900,000 of the note was redeemed. These redemptions were satisfied by the issuance of 1,384,661 shares of common stock. During October 2001, the remaining $500,000 convertible note was redeemed by the issuance of 1,069,368 shares of common stock. During July 2001, 52,928 shares of common stock was issued as payment of accrued interest of $40,000 through July 10, 2001. As a result of conversions and redemptions at modified conversion prices $1,286,000 of financing costs were recorded reflecting the intrinsic value of the share differences from issuable shares at the date the advances were received.

During March 2001, the Company, under an amendment to its convertible note payable credit facility, received $350,000 from the credit facility provider for the issuance of 636,364 shares of its common stock as a private placement transaction. As a part of this common stock issuance, the Company issued warrants to purchase 636,364 shares of common stock at $.80 per share with a term of two years from the date of issuance. As a result of the warrant issuance, the Company has recorded financing expense of $262,000 in the accompanying financial statements, using the Black-Scholes option-pricing model. The Company also issued warrants to purchase 63,636 shares of common stock at $.80 per share with a term of two years to two finders assisting the transaction. The finders warrants have been valued at $40,000 using the Black-Scholes pricing model and have been included as financing costs in the accompanying financial statements. The calculated values were computed using the following assumptions: lives of 2 years, exercise prices of $.80, volatility of 117%, no dividend payments and a risk free rate of 5.5%.

During the period May through December 2001, the Company received $850,000, under a second amendment to the credit facility, for the issuance of 1,235,944 shares of its common stock, in additional private placement transactions. As a part of these common stock issuances, the Company issued warrants to purchase 168,919 shares of common stock at $1.00 per share with a term of two years from the date of issuance. The Company has recorded financing expense of $113,000 related to the warrant issuance in the accompanying financial statements, using the Black-Scholes option-pricing model. The calculated values were computed using the following assumptions: lives of 2 years, exercise prices of $.80, volatility of

Note 6 - Long-Term Debt (continued)

Convertible Note Payable Credit Facility (continued)

117%, no dividend payments and a risk free rate of 5.5%.

As a result of shares issued under the private placements at below market prices, which have been treated as a discount on the debt based on their fair market values at issuance, financing costs of $448,000 have been recorded.

Note 7 - Commitments and Contingencies

Operating Leases

The Company leases office facilities in New York, New Jersey, Georgia, Colorado and California and various equipment under non-cancelable operating leases. We have closed our California and Colorado offices, and we are actively pursuing an exit to our leases in Georgia and California. Obligations for the New Jersey lease ended July of 2002.

Rent expense for these leases was:

Year Ending December 31,		
2002	$	610,000
2001	$	396,000
2000	$	315,000

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,		
2003	$	371,000
2004		325,000
2005		34,000
	$	730,000

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

In February of 2000, the Company reached a settlement on certain outstanding litigation and issued a warrant to purchase 35,000 of the Company's common stock at $3.96 per share. The Company recorded expense of approximately $137,000 related to the issuance of the warrant, which has been included in the results of discontinued operations. The warrants were valued using the Black-Scholes pricing model, using assumptions of volatility of 273%, no dividend payments and a risk free rate of 5.5%.

In November of 2000, a settlement agreement was reached between the Company and a plaintiff on outstanding litigation whereby the Company paid the plaintiff $66,000 cash, and issued an option to purchase 50,000 of the Company's common stock at $.25 per share. The Company recorded expense of approximately $102,000 related to the issuance of the option. The warrants were valued using the Black-Scholes pricing model, using assumptions of volatility of 273%, no dividend payments and a risk free rate of 5.5%.

Note 7 - Commitments and Contingencies (continued)

Litigation (continued)

In June of 2001, the Company settled an outstanding claim by paying the plaintiff $35,000 and issuing to him 2 year warrants to purchase 195,000 shares of the Company's common stock at $.50 per share. The settlement was approved by the court on July 6, 2001. The case has been dismissed with prejudice. The warrants issued in this settlement have been valued at $137,000 using the Black-Scholes pricing model, using assumptions of volatility of 132%, no dividend payments and a risk-free rate of 5.5%, and have been included as an increase to goodwill in the accompanying financial statements, as a result of an unrecorded liability that existed at the time of the Cymedix merger.

In May of 2001, the Company agreed to settle another outstanding legal action by paying the plaintiff $20,000 and issuing him a three year warrant (issued over a 18 month period) to purchase 137,500 shares of the Company's common stock at $.50 per share. The warrants issued in this settlement have been valued at $64,000 using the Black-Scholes pricing model, using assumptions of volatility of 132%, no dividend payments, and a risk-free rate of 5.5%, and have been included as an expense in the consolidated statement of operations.

In 2001, the Company also settled certain litigation by issuing to one plaintiff 90,000 shares of the Company's common stock, valued at $51,000, and extending the exercise period of the warrants of the other plaintiff until December 31, 2003, valued at $33,000. The shares and warrants issued in this settlement have been valued at $84,000 using the Black-Scholes pricing model, for the modification to the warrant, using assumptions of a life of two years, exercise price of $1.00, volatility of 132%, no dividend payments and a risk-free rate of 5.5%, and have been included as an expense in the consolidated statement of operations.

In August 2002, the Company reached an agreement in principal with a plaintiff to settle certain litigation by paying $25,000 with no admission of liability on the Company's part. This settlement was signed and paid during September 2002.

In August 2002, the Company reached an agreement in principal with a company to settle certain litigation by paying $55,000, to be paid over three months. This settlement was signed and the balance paid as of December 31, 2002.

Tufts Associated Health Plans, Inc. has threatened to commence litigation against us for allegedly breaching the Services and Support Agreement between Tufts and the Company. Tufts has alleged that because of the termination of the merger agreement between the Company and PocketScript, the Company is unable to provide the products and services as contemplated by the Services and Support Agreement and is in "material breach" thereunder. We disagree with Tufts' allegations. At this time, litigation has not been commenced.

Note 8 - Stockholders' Equity

On March 20, 2000, the Company authorized 2,500,000 shares of preferred stock. As of December 31, 2002, no additional shares of preferred stock have been issued.

In October of 2002, the stockholders approved an increase of authorized common stock to 125,000,000.

Note 8 - Stockholders' Equity (continued)

1996 Private Placement

In July and September 1996, the Company completed a private placement of 244 units, each unit consisting of a share of convertible preferred stock, $10,000 per unit, $1 par value ("1996 Preferred Stock"), a warrant to purchase 8,000 shares of the Company's common stock at $2.50 per share and a unit purchase option to purchase an additional unit at $10,000 per unit.

During 1998, 18.25 units were converted resulting in the issuance of an additional 939,320 shares of common stock in 1998.

During 1999 4.5 units were converted into 241,072 shares of common stock. Additionally, the Company repurchased from another holder 2.5 units in a negotiated agreement for $25,000.

The Company has 1.0 remaining unit of its 1996 preferred stock outstanding at December 31, 2002 and 2001. The remaining unit may be converted into the Company's common stock including accrued dividends at the lesser of $1.25 per common share or 75% of the prior five day trading average of the Company's common stock.

1997 Private Placement

In January and February 1997, the Company completed a private placement of 167.15 Units, each unit consisting of one share of convertible preferred stock, $10,000 per unit, $1 par value, "1997 Preferred Stock", and a warrant to purchase 10,000 shares of common stock at $1.00 per share.

In 1998, 5.0 units were converted resulting in the issuance of 178,950 shares of common stock.

During 1999 14.5 units were converted into 572,694 shares of common stock. During 2000, the remaining 5.0 units were converted into 50,000 shares of common stock.

1999 Private Placements

During 1999, the Company initiated three private placement offerings each consisting of one share of preferred stock (as designated) and warrants to purchase common stock. There are no dividends payable on the preferred stock if a registration statement is filed by a certain date as specified in the offering agreements and remains effective for a two year period. If dividends are payable, the preferred stock will provide for a 10% dividend per annum for each day during which the registration statement is not effective. The preferred shares are also redeemable at the option of the Company after a date as specified in the offering agreements for $1,000 per share plus any accrued unpaid dividends. In addition, if a registration statement is not effective by the date as specified in the offering agreements the shares may be redeemed at the request of the holder at $1,000 per share plus any accrued unpaid dividends.

The first private placement consisted of 300 shares of Series A preferred stock each with 1,000 warrants for $1,000 per unit, which raised total proceeds of $300,000. The warrants included with each unit entitle the holder to purchase common shares at $1.00 per share, expiring in October 1, 2000. The preferred shares are currently convertible into common shares at $.25 per common share through March 1, 2003. During 1999, 115 shares of Series A preferred stock were converted into 460,000 common shares. During 2000, 185 shares of Series A preferred stock were converted into 740,000 common shares. All of the warrants relating to the Series A preferred stock were exercised in 2000.

The second private placement consisted of 1,832 shares of Series B preferred stock each with 2,000 warrants for $1,000 per unit, which raised total proceeds of $1,816,500 (net of offering costs of $15,500). The Company also issued a warrant to purchase 50,000 shares of common stock at $.50, which expires in May 2002, for services rendered in connection with the private placement. The warrants included with

Note 8 - Stockholders' Equity (continued)

1999 Private Placements (continued)

each unit entitle the holder to purchase common shares at $.50 per share, expiring in October 1, 2003. The preferred shares are currently convertible into common shares at $.50 per common share through October 1, 2003. During 1999, 1,015 shares of Series B preferred stock were converted into 2,030,000 common shares. During 2000, 767 shares of Series B preferred stock were converted into 1,534,000 common shares. During 2002, 50 shares of Series B preferred stock were converted into 100,000 common shares. The warrants are callable by the Company for $.01 upon thirty days written notice. These warrants expired in October 2002. Upon cancellation, the Company extended the expiration date for 480,000 of these warrants to April 2003. Using a Black Scholes pricing model, $58,000 of expense was charged to equity as the value of this repricing.

The third private placement consisted of 1,995 shares of Series C preferred stock each with 4,000 warrants for $1,000 per unit, which raised total proceeds of $1,995,000. The warrants, included with each unit, entitled the holder to purchase common shares at $.50 per share, expiring in April 1, 2003. The preferred shares are convertible beginning April 1, 2000 into common shares at $.50 per common share through April 1, 2003. During 2000, 1,120 shares of Series C preferred stock were converted into 2,240,000 common shares. During 2001, 500 shares of Series C preferred stock were converted into 1,000,000 shares of common stock. During 2002, 300 shares of Series C preferred stock were converted into 600,000 shares of common stock. After April 1, 2000, the warrants are callable by the Company for $.01 upon thirty days written notice. The Company has not called any of these warrants as of the date hereof.

2002 Private Placement

During 2002, the Company initiated three private placement offerings each consisting of one share of common stock and warrants to purchase common stock. The exercise price of the offering was $.40 per share. The warrants, included with each unit, entitled the holder to purchase common shares at $.50 per share, expiring five years after offering date. Over the three offerings, $5,491,000 was raised in total proceeds, net of offering costs of $290,000, through the issuance of 13,702,500 shares of common stock. At December 31, 2002 a $76,000 subscription receivable remained which was collected in January 2003.

Equity Line

The Company entered into an Equity Line of Credit Agreement dated as of June 12, 2001, which provided that the Company can put to the provider, subject to certain conditions, the purchase of common stock of the Company at prices calculated from a formula as defined in the agreement.

During the period August to December 2001, the Company received $1,510,000, net of commissions and escrow fees from nine equity line advances, resulting in the issuance of 2,748,522 shares of common stock. The 542,847 shares issued to finders in connection with the equity line, described below, were valued at $407,000, additionally the incremental differences of shares issued at below market prices on the line totaled $391,000, both of which have been presented as a reduction to net proceeds from the advances received.

During the period January to April 2002, the Company received $972,000, net of commissions and escrow fees from eight equity line advances, resulting in the issuance of 1,954,719 shares of common stock. This agreement was terminated in April 2002.

The principal conditions to any such advance were as follows:

- There must have been thirteen stock market trading days between any two requests for advances made by the Company.

Note 8 - Stockholders' Equity (continued)

Equity Line (continued)

- The Company could only request an advance if the volume weighted average price of the common stock as reported by Bloomberg L.P. for the day before the request is made was equal to or greater than the volume weighted average price as reported by Bloomberg L.P. for the 22 trading days before a request was made.

- The Company was not be able to receive an advance amount that was greater than 175% of the average daily volume of its common stock over the 40 trading days prior to the advance request multiplied by the purchase price.

The purchase price for each advance was be equal to 91% of the three lowest daily volume weighted average prices during the 22 trading days before a request was made.

The Company received the amount requested as an advance within 10 days of its request, subject to satisfying standard closing conditions. The issuance of shares of common stock to the providers in connection with the equity line financing was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof. The Company agreed to register for immediate re-sale the shares being issued to the providers of the Equity Line of Credit before any drawdowns may occur. The Company registered 9,500,000 shares. The related Registration Statement was declared effective by the SEC on August 6, 2001. The Company also agreed that its executive officers and directors would not sell any shares of its common stock during the ten trading days following any advance request by the Company.

The Company paid an aggregate of 7% of each amount advanced under the equity line financing to two parties affiliated with the providers of the Equity Line of Credit for their services relating thereto. In addition, upon the effective date of this Registration Statement registering the securities to be issued under the Equity Line of Credit, the Company issued to those same two parties an aggregate of 198,020 shares of common stock, and on December 9, 2001 (180 days after the date of the Equity Line of Credit Agreement) the Company issued to them an additional 344,827 shares of our common stock shares. In addition, the Company paid legal fees in an aggregate amount of $15,000.

Accumulated Deficit

Of the $43,073,000 cumulative deficit at December 31, 2002 and $34,059,000 at December 31, 2001, the approximate amount relating to the Company's technology business from inception is $27,752,000 and $21,112,000, respectively. In addition, a premium of $2,332,000 was paid upon the acquisition of Cymedix Lynx in 1998, producing a total investment of $30,084,000 at December 31, 2002 and $23,444,000 at December 31, 2001 in the technology to date.

Stock Options

In 1996, the Board of Directors established the 1996 Stock Option Plan (the "1996 Plan") with terms similar to the 1994 Plan. The Board of Directors of the Company reserved 4,000,000 shares of common stock for issuance under the 1996 Plan.

In August 1999, the Board of Directors established the 1999 Stock Option Plan (the "1999 Plan"), which provides for the grant of incentive stock options ("ISOs") to officers and other employees of the Company and non-qualified options to directors, officers, employees and consultants of the Company. Options granted under the plan are generally exercisable immediately and expire up to ten years after the date of grant. Options are granted at a price equal to the market value at the date of grant. The Board of Directors reserved 10,000,000 shares of common stock for granting of options under the 1999 Plan. At 2001 Annual Meeting the shareholders approved an increase of 3,000,000 shares as the amount of total shares of our Common Stock reserved for issuance under the 1999 Plan.

Note 8 - Stockholders' Equity (continued)

Stock Options (continued)

The following table presents the activity for options outstanding:

	Incentive Stock Options	Non-qualified Stock Options	Weighted Average Exercise Price
Outstanding - December 31, 1999	7,517,877	633,000	$ 0.32
Granted	2,255,000	110,000	3.82
Granted	(10,000)	-	0.25
Forfeited/canceled	(3,900,235)	(139,499)	0.28
Outstanding - December 31, 2000	5,862,642	603,501	1.62
Granted	2,289,000	-	0.71
Forfeited/canceled	(865,000)	(65,834)	3.03
Exercised	(1,267,142)	(173,500)	0.25
Outstanding - December 31, 2001	6,019,500	364,167	1.40
Granted	4,968,000	860,000	0.67
Forfeited/canceled	(1,314,750)	(266,167)	1.15
Exercised	(200,000)	(158,000)	0.40
Outstanding - December 31, 2002	9,472,750	800,000	$ 1.06

The following table presents the composition of options outstanding and exercisable:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Price*	Life*	Number	Price*
$.25 - .55	2,417,000	$ 0.41	5.92	2,197,625	$ 0.41
$.59 - .99	6,619,750	0.69	4.72	3,689,750	0.69
$1.05 - 4.97	1,236,000	4.34	4.24	1,186,000	4.47
Total - December 31, 2002	10,272,750	$ 1.06	4.95	7,073,375	$ 1.23

*Price and Life reflects the weighted average exercise price and weighted average remaining contractual life, respectively.

In fiscal year 2002, the Company has issued 636,000 stock options to consultants that have been valued at $260,000 and recorded as consulting expense, using the Black-Scholes options pricing model. The assumptions used include lives ranging from 2 to 5 years, exercise prices ranging from $0.38 to $0.70, volatility of 95%, no dividend payments and a risk free rate of 5.5%.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's option been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Corporation's net loss and basic loss per common share would have been changed to the pro forma amounts indicated below:

Note 8 - Stockholders' Equity (continued)

Stock Options (continued)

	For the Years Ended December 31,		
	2002	2001	2000
Net loss - as reported	$ (9,014,000)	$ (10,636,000)	$ (5,415,000)
Net loss - pro forma	(11,198,000)	(12,035,000)	(14,256,000)
Basic loss per common share - as reported	(0.14)	(0.21)	(0.13)
Basic loss per common share - pro forma	(0.18)	(0.24)	(0.34)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	For the Years Ended December 31,		
	2002	2001	2000
Approximate risk free rate	5.50%	5.50%	5.50%
Average expected life	5 years	5 years	10 years
Dividend yield	0%	0%	0%
Volatility	95%	132%	273%
Estimated fair value of total options granted	$2,184,000	$1,399,000	$8,841,000

Warrants

The Company has an obligation to issue up to 7,000,000 warrants under an agreement with a pharmacy management company for the Company's proprietary software to be interfaced with core medical service providers, in which one of the Company's audit committee members is a related party to the pharmacy management company. The agreement provides for 3,000,000 warrants with an exercise price of $.30, 3,000,000 warrants with an exercise price of $.50, and 1,000,000 warrants with an exercise price of $1.75 all expiring September 8, 2004. The right to exercise the warrants are earned in increments based on certain performance criteria. At December 31, 2002 a total of 1,850,000 warrants had been earned. In connection with the obligation to issue the 1,000,000 warrants earned, the Company recorded expense of $1,364,000 valued using the Black-Scholes option pricing model, with assumptions of 132% volatility, no dividend yield and a risk-free rate of 5.5%. In connection with the obligation to issue the 850,000 warrants earned, the Company recorded expense of $590,000 during the third quarter of 2001 valued using the Black-Scholes option pricing model, with assumptions of 132% volatility, no dividend yield and a risk-free rate of 5.5%. The 850,000 warrants were issued in the first quarter of 2002.

The Company has the obligation to provide 5,150,000 warrants under the Amended and Restated Common Stock Purchase Warrant in the future if the performance criteria specified are met.

The agreement provides for a total of 5,150,000 remaining warrants under five performance criteria categories which can be earned in any order or concurrently. Had all of the remaining performance criteria been met at December 31, 2002, the fair value of the related warrants and

resulting expense would have been approximately $1,848,683, using the Black-Scholes option pricing model, with assumptions of 95% volatility, no dividend yield and a risk-free rate of 5.5%.

Note 8 - Stockholders' Equity (continued)

Warrants (continued)

The Company also issued and modified warrant terms in the settlement of certain litigation during 2001 (Note 7). These warrants and modifications have been valued at $234,000 using the Black-Scholes option pricing model. (See assumptions used in Note 7).

The following table presents the activity for warrants outstanding:

	Number of Warrants	Weighted Average Exercise Price
Outstanding - December 31, 1999	14,791,126	$ 0.53
Issued	35,000	3.96
Forfeited/canceled	(32,506)	0.71
Exercised	(9,352,620)	0.53
Outstanding - December 31, 2000	5,441,000	0.53
Issued	2,066,587	1.12
Forfeited/canceled	(36,000)	0.80
Exercised	(22,000)	0.19
Outstanding - December 31, 2001	7,449,587	0.69
Issued	17,493,016	0.51
Forfeited/canceled	(826,000)	0.51
Exercised	(1,388,975)	0.50
Outstanding - December 31, 2002	22,727,628	$ 0.58

All of the outstanding warrants are exercisable and have a weighted average remaining contractual life of 3.45 years.

Note 9 - Income Taxes

As of December 31, 2002, the Company has net operating loss (NOL) carryforwards of approximately $29,105,000, which expire in the years 2002 through 2022. The utilization of the NOL carryforward is limited to $469,000 on an annual basis for net operating loss carryforwards generated prior to September 1996, due to an effective change in control, which occurred as a result of the 1996 private placement. As a result of the significant sale of securities during 1999, the Company's net operating loss carryforwards will be further limited in the future to an annual amount of $231,000 due to those changes in control. The Company also has a deferred tax liability of approximately $141,000 related to capitalized software development costs. The Company has concluded it is currently more likely than not that it will not realize its net deferred tax asset and accordingly has established a valuation allowance of approximately $9,900,000 and $7,400,000, respectively. The change in the valuation allowance for 2002 and 2001 was approximately $2,500,000 and $2,413,000, respectively.

Note 10 - Employee Benefit Plan

Employees are eligible to participate in the company's 401(k) retirement. Payroll deductions are taken out of every payroll check and are "pre-tax" dollars. Employees may elect (in writing) at any time that their participation be "suspended", however, they may only apply for re-enrollment quarterly. Employees may elect up to a 15% contribution. There currently is no employer match policy.

Note 11 - Related Party Transactions

Prior to being elected to the Board of Directors of the Company in 1999, a company affiliated with one of the Company's directors, entered into agreements with us to provide executive search services and sales and marketing service to us. In connection with those agreements, the Company issued a 3-year option to acquire up to 25,000 shares of the Company's common stock at an exercise price of $.55 per share. An expense of approximately $13,000 related to the issuance of the option was recorded. The Company paid the related company approximately $51,000 and $152,000 during 2001 and 2000, respectively. The Company also entered into an agreement with the affiliated company for rental space, use of clerical employees and to pay a portion of utility and telephone costs. Rent expense for 2001 and 2000 was approximately $111,000 and $93,000, respectively.

During 2000, the Company paid two companies affiliated with another of the Company's directors $118,000 for services and related expenses and approximately $66,000 for software development and web-site hosting and development services and purchase of computer equipment. The Company also acquired a business from a director of the Company for $474,000 in 2000.

The Company also has an obligation to issue warrants to a pharmacy management company in which a member of the Company's audit committee is a related party, if certain performance criterion are met in the future (Note 7).

The Company has a consulting agreement with one of the Company's directors to assist with marketing of the Company's products. The Company paid the director $20,000, $0 and $52,000 for such consulting services in 2002, 2001 and 2000, respectively.

During July 2001, the Company received $136,000 as a short-term advance from a related party, $50,000 of which was repaid during August 2001. An additional $30,000 and $50,000 was advanced to the Company by the related party during September and December 2001, leaving an outstanding balance of $166,000 at December 31, 2001. The entire amount was repaid during February 2002.

During 2002, the Company recorded $130,000 as a liability to a related party for loans made to the Company during 2002. The liability emerged a part of a severance package for compensation and expenses. The separation agreement calls for monthly payments of $5,000 beginning January 2003 with the entire amount being due in May 2003.

Note 12 - Subsequent Events

The Company entered into a definitive agreement to acquire substantially all of the assets of PocketScripts LLC in December 2002. The acquisition was contingent upon certain closing conditions including approval by the Company's stockholders. Through December 31, 2002, the Company paid an initial deposit of $100,000 in connection with the proposed merger, in addition to $209,000 in advances for working capital purposes and expenses relating to the acquisition which were incurred. On March 5, 2003, Medix announced the termination of the proposed merger agreement with PocketScript, LLC. As a result of the acquisition being terminated, the Company expensed the $309,000 incurred during the year ended December 31, 2002.

Note 12 - Subsequent Events (continued)

On March 7, 2003, the Company purchased the assets of ePhysician, Inc. for $300,000 and 100,000 shares of our common stock, from Comdisco Ventures, Inc., an ePhysician creditor. ePhysician point-of-care technologies enable physicians to securely access and send information to pharmacies, billing services, and practice management systems via the Palm OS®-based handheld device and the Internet. The Company intends to integrate various aspects of ePhysician's technologies with their existing products.

Note 13 - Summarized Quarterly Results (Unaudited)

The following table presents unaudited operating results for each quarter within the two most recent years. The Company believes that all necessary adjustments consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with the financial statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year.

	First Quarter	Second Quarter	Third Quarter[2]	Fourth Quarter[3][4]
Footnotes				
December 31, 2001				
Revenues	$ 30,000	$ -	$ -	$ (1,000)
Operating expenses	2,195,000	1,455,000	3,058,000	1,437,000
Net loss	(2,259,000)	(1,635,000)	(3,183,000)	(3,559,000)
Basic loss per share [1]	(0.05)	(0.03)	(0.06)	(0.07)
Diluted loss per share [1]	(0.05)	(0.03)	(0.06)	(0.07)
December 31, 2002				
Revenues	$ -	$ -	$ -	$ -
Operating expenses	1,475,000	1,265,000	1,678,000	3,140,000
Net loss	(1,677,000)	(1,309,000)	(1,732,000)	(4,296,000)
Basic loss per share [1]	(0.03)	(0.02)	(0.03)	(0.05)
Diluted loss per share [1]	(0.03)	(0.02)	(0.03)	(0.05)

(1) Earnings per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly net earnings per share amounts may not equal the annual amounts reported.

(2) Included in third quarter 2001 operating expenses is $1,111,000 of expenses related to the impairment of intangible assets. (Note 4)

(3) Included in fourth quarter 2001 operating loss is $1,022,000 in financing costs. (Notes 6 and 8)

(4) Included in the fourth quarter 2002 operating expenses is $1,066,000 of expenses related to the write-off of capitalized software project costs, $374,000 of accrued lease abandonment costs, and $309,000 of expenses associated with an acquisition which was terminated.

Medix Resources, Inc.
420 Lexington Avenue, Suite 1830
New York, New York 10170

Board of Directors:

Darryl R. Cohen, Chairman
Andrew Brown
David Friedensohn
Samuel H. Havens
J. D. Kleinke
Jeffrey A. Stahl, M.D.

Corporate Officers:

Darryl R. Cohen
Chairman of the Board and Chief Executive Officer

Andrew Brown
President and Chief Operating Officer

Louis E. Hyman
Executive Vice President and Chief Technology Officer

Arthur L. Goldberg
Executive Vice President, Secretary and Chief Financial Officer

Paul Hessinger
Executive Vice President

Brian R. Ellacott
Senior Vice President – Business Development

Common stock:

Listed on the American Stock Exchange and
trading under the symbol "MXR"

Counsel:

Warshaw Burstein Cohen Schlesinger & Kuh, LLP
New York, New York

Auditor:

BDO Seidman, LLP
New York, New York

Common Stock Transfer Agent:

Computershare Trust Company, Inc.
Golden, Colorado

2003 Annual Meeting of Shareholders:

December 17, 2003 – 10:00 am
The Helmsley Hotel
212 East 42nd Street
New York, NY 10017

The Company's 2002 Annual Report as filed with the Securities and Exchange Committee on Form 10-K is available to any shareholder without charge upon written request to the Secretary of the Company.

Medix Resources, Inc.

ACCESS TO BETTER HEALTHCARE

420 Lexington Avenue, Suite 1830, New York, NY 10170
medixresources.com